FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of April 2008

National Bank of Greece S.A.

(Translation of registrant's name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☒	Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                         ]

NATIONAL BANK OF GREECE

ANNOUNCEMENT

NBG informs the investor community that today, Monday, 21 April 2008, it acquired 7,340,000 shares in the Postal Savings Bank (PSB) via the Athens Exchange for the price of €13.25 each. These shares correspond to a 5.161% stake in PSB.

This purchase, combined with the 816,000 PSB shares (= 0.574%) already owned by NBG, brings NBG’s total shareholding in PSB to 5.735%.

Athens, 21 April 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Efstratios-Georgios (Takis) Arapoglou
(Registrant)

Date : 22nd April, 2008

Chairman - Chief Executive Officer